Laura N. Wilkinson

Writer’s Direct Dial

Number: (401) 276-6607

March 6, 2006

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

RE:	AirNet Communications Corporation (the “Company”)
Form S-3 filed January 25, 2006
File Number 333-131280

Dear Mr. Spirgel:

On behalf of our client, AirNet Communications Corporation (the “Company”), set forth below are the responses of the Company to the Staff’s comment letter addressed to the Company dated February 23, 2006. The numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter. For your convenience, we have set forth your comment below.

Staff comment:

1.            In your response letter, advise whether or not Laurus has paid, and you have irrevocably received, all cash proceeds described under any financing agreement with Laurus, whether subject to an escrow agreement or otherwise. Please note that registration for the resale of the common stock underlying the convertible note is not permitted until the private placement of the notes is complete. See Interpretation 3S of our March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations, publicly available on our website at www.sec.gov.

Company response:

1.            Laurus has paid, and the Company has irrevocably received, all cash proceeds under the financing agreement with Laurus described in the Form S-3. Please be advised that the conversion formula for the convertible notes is a set conversion price that is only adjustable in the circumstances described in Rule 416 under the Securities Act of 1933 (i.e., for stock splits, stock dividends or similar transactions). The conversion price does not float based on the Company's common stock trading price at the time of conversion. Accordingly, the private placement of the convertible notes is "complete" in accordance with Interpretation 3S to the Staff's March 1999 Supplement the Staff's July 1997 Manual of Publicly Available Telephone Interpretations

The Company intends to file an amendment to the Form S-3 following the filing of its Form

10-K for its fiscal year ending December 31, 2005, and would like to go effective shortly thereafter. It anticipates filing the Form 10-K no later than March 31, 2006, but potentially much sooner. We will let you know our exact timing once you have cleared our response to your comment.

Please do not hesitate to call with any questions regarding the foregoing, or if you need additional information.

Sincerely,

/s/Laura N. Wilkinson

Laura N. Wilkinson

cc:	Stuart P. Dawley, Esq.
John G. Igoe, Esq.